Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

CONVERSION OF CONVERTIBLE NOTES

Reference is made to the announcements of Graphex Group Limited (the “Company”) dated 19 January 2021, 28 January 2021, 29 January 2021, 1 February 2021, 1 March 2021, 15 March 2021, 12 April 2021, 26 April 2021, 10 May 2021, 24 May 2021, 27 May 2021, 7 June 2021, 30 June 2021, 14 July 2021, 21 July 2021, 23 July 2021, 24 August 2021, 10 September 2021, 10 November 2021, 10 January 2022, 16 February 2022, 31 March 2022, 29 September 2022, 26 October 2022, 30 December 2022, 31 March 2023 and 12 April 2023 (the “Announcements”) and the circular of the Company dated 30 June 2021 (the “Circular”) in relation to the Subscription. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcements and Circular.

CONVERSION OF CONVERTIBLE NOTES

The Company received a conversion notice from Twenty4 Enterprises Limited (“Twenty4”) as Noteholder in respect of the exercise of the Conversion Rights attached to the Convertible Note with the principal amount of US$2,105,000 at the initial conversion price of HK$0.65 per Ordinary Share, as a result the Company allotted and issued 25,098,076 Conversion Shares to Twenty4 on 20 April 2023 (the “Twenty4 Conversion”).

The Company received a conversion notice from Precision Global Capital Management LLC (“Precision”) as Noteholder in respect of the exercise of the Conversion Rights attached to the Convertible Note with the principal amount of US$425,000 at the initial conversion price of HK$0.65 per Ordinary Share, as a result the Company allotted and issued 5,067,307 Conversion Shares to Precision on 20 April 2023 (the “Precision Conversion” and the “Twenty4 Conversion”, collectively the “Conversions”).

Following the Conversions, a total of 30,165,383 Conversion Shares have been issued which rank pari passu in all respects among themselves and with all other existing Ordinary Shares in issue and they represent approximately 4.04% of the total issued Ordinary Shares of the Company before the Conversions and approximately 3.88% of the total issued Ordinary Shares of the Company as enlarged by the allotment and issue of the 30,165,383 Conversion Shares upon the Conversions.

EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Immediately before the Conversions, the Company has 746,685,379 Ordinary Shares and 323,657,534 Preference Shares in issue and Precision held 5,810,000 Ordinary Shares representing approximately 0.78% of the total issued Ordinary Shares of the Company. Immediately after the Conversions and as at the date of this announcement, the Company has 776,850,762 Ordinary Shares and 323,657,534 Preference Shares in issue, Twenty4 held 25,098,076 Ordinary Shares representing approximately 3.23% of the total issued Ordinary Shares of the Company and Precision held 10,877,307 Ordinary Shares representing approximately 1.4% of the total issued Ordinary Shares of the Company. For illustrative purpose only, the shareholding structure of the Ordinary Shares and the Preference Shares (i) immediately before the Conversions and (ii) immediately after the issue of the 30,165,383 Conversion Shares is set out below:

Shareholders	Immediately before the Conversion				Immediately after the Conversion
	Number of Ordinary Shares	%	Number of Preference Shares	%	Number of Ordinary Shares	%	Number of Preference Shares	%
Chan Yick Yan Andross (Note 1)	97,920,887	13.11	—	—	97,920,887	12.60	—	—
PBLA Limited	75,123,669	10.06	—	—	75,123,669	9.67	—	—
Lau Hing Tat Patrick (Note 2)	55,215,444	7.39	—	—	55,215,444	7.11	—	—
Tycoon Partners Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
Twenty4 Enterprises Limited	—	—	—	—	25,098,076	3.23	—	—
Precision Global Capital Management LLC	5,810,000	0.78	—	—	10,877,307	1.40	—	—
Other public Ordinary Shareholders	512,615,379	68.65	—	—	512,615,379	65.99	—	—
Total	746,685,379	100	323,657,534	100	776,850,762	100	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Ordinary Share(s)”	the ordinary shares of HK$0.01 each in the share capital of the Company

“Preference Share(s)”	the non-voting and non-convertible preference share(s) of HK$0.01 each in the share capital of the Company

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 20 April 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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